UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Items:

1. Other News

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you that ICICI Bank Limited (the “Bank”) has entered into an agreement dated February 2, 2024 at 8:02 p.m. today, in relation to an investment in the equity shares of a company to be incorporated (“Target Entity”) along with 10 (ten) other shareholders.

Pursuant to Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, read with SEBI circular no. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, we wish to provide the following disclosure:

a.	Name of the target entity, details in brief such as size, turnover etc.

The Target Entity proposed to be established with shareholding by financial institutions, banks and non-banking financial companies/housing finance companies to act as a market intermediary for the promotion and development of residential mortgage backed securities (RMBS) market.

b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”	This transaction does not constitute a related party transaction. ICICI Bank has no promoters.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

c.	Industry to which the entity being acquired belongs	Financial services/ Financial intermediary
d.	Objects and impact of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Financial investment
e.	Brief details of any governmental or regulatory approvals required for the acquisition	Since the acquisition of shareholding is below 10%, regulatory approval is not required.
f.	Indicative time period for completion of the acquisition	275 days from the date of shareholders’ agreement
g.	Consideration - whether cash consideration or share swap or any other form and details of the same	Cash consideration
h.	Cost of acquisition and/or the price at which the shares are acquired	Cash consideration of ₹ 350,000,000/- for acquiring 7% shareholding of the Target Entity
i.	Percentage of shareholding /control acquired and / or number of shares acquired	Post investment, the Bank will hold 7% shareholding in the Target Entity through acquisition of 35,000,000 equity shares of face value ₹ 10 each.
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

The Target Entity is proposed to act as a market intermediary for residential mortgage-backed-securities (“RMBS”) by investing in RMBS, facilitating investment/issuance/trade of RMBS, providing liquidity support in the secondary market, extending second loss credit enhancement, setting-up an information repository of RMBS transactions, developing standards and guidelines to ensure standardization of RMBS transactions, creating securitization documents for RMBS transactions, leveraging a platform to enable RMBS price discovery, where ecosystem participants come together and finalise securitisation RMBS transactions, providing warehouse financing, and related advisory and structuring services.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Date of Incorporation: Target Entity is proposed to be incorporated. History of last 3 years turnover: Not applicable as the Target Entity is proposed to be incorporated. Country of presence: India

Request you to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 2, 2024	By:	/s/Vivek Ranjan

			Name:	Vivek Ranjan
			Title:	Assistant General Manager